SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                     -------------------

                        SCHEDULE 13G
                       (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b), (c), AND (d)  AND AMENDMENTS THERETO
                            FILED
                  PURSUANT TO RULE 13d-2(b)


                      (Amendment No. 1)



                    ASIACONTENT.COM, LTD.
                   ----------------------
                      (Name of Issuer)

       Class A Common Stock, $0.01 Par Value Per Share
      ------------------------------------------------
               (Title of Class of Securities)

                            G05354108
                     -------------------
                       (CUSIP Number)

                                 _April 11, 2001
------------------------------------------------------------
   (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                    / / Rule 13d-1(b)
                    /X/ Rule 13d-1(c)
                    /X/ Rule 13d-1(d)




--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                     Page 1 of 11 Pages

CUSIP NO.  G05354108                              Page 2 of
11 Pages

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom International Inc.
------------------------------------------------------------
     I.R.S. Identification No. 04-2980402
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Citizenship or Place of Organization          Delaware
------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         111,344
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power    111,344
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              111,344
------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              1.7%
------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
------------------------------------------------------------

CUSIP NO.  G05354108                      Page 3 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Viacom Inc.
------------------------------------------------------------
     IRS Identification No. 04-2949533
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         111,344
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power   111,344
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              111,344
------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              1.7%
------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
------------------------------------------------------------

CUSIP NO.  G05354108                      Page 4 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     NAIRI, Inc.
------------------------------------------------------------
     IRS Identification No. 04-3446887
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Citizenship or Place of Organization       Delaware
------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         111,344
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power    111,344
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              111,344
------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              1.7%
------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)   CO
------------------------------------------------------------

CUSIP NO.  G05354108                      Page 5 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     National Amusements, Inc.
------------------------------------------------------------
     IRS Identification No. 04-2261332
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Citizenship or Place of Organization       Maryland
------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         111,344
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power   111,344
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              111,344
------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              1.7%
------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       CO
------------------------------------------------------------

CUSIP NO.  G05354108                      Page 6 of 11 Pages


(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     SUMNER M. REDSTONE
------------------------------------------------------------
     S.S. No.
------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of Group (See
     Instructions)
/  / (a)
------------------------------------------------------------
/  / (b)
------------------------------------------------------------
(3)  SEC Use Only
------------------------------------------------------------
(4)  Citizenship or Place of Organization    United tates
------------------------------------------------------------
Number of      (5)  Sole Voting Power           0
  Shares	-------------------------------------------
Beneficially   (6)  Shared Voting Power         111,344
 Owned by	-------------------------------------------
   Each        (7)  Sole Dispositive Power      0
Reporting	-------------------------------------------
Person With    (8)  Shared Dispositive Power    111,344
------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person
                              111,344
------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes
     Certain Shares    (See Instructions)
------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                              1.7%
------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)       IN
------------------------------------------------------------

                                          Page 7 of 11 Pages


Item 1(a).     Name of Issuer:
	       ---------------
               Asiacontent.com, Ltd. (the "Issuer").


Item  1(b).    Address  of  Issuer's  Principal  Executive Offices:
               ------------------------------------------------
              18/F  MLC  Life  Tower, 248  Queen's  Road  East,
              Wanchai, Hong Kong.

Item 2(a).     Name of Person Filing:
               ----------------------

          This Statement is filed on behalf of Viacom
International Inc. ("VII"), Viacom Inc., ("VI"), NAIRI,
Inc., ("NAIRI"), National Amusements, Inc. ("NAI"), and Mr.
Sumner M. Redstone, (collectively, the "Reporting Persons").

          All of VII's voting stock is owned by VI;
approximately 68% of VI's voting stock is owned by NAIRI, which in turn is owned 100% by NAI; Mr. Sumner M. Redstone is the controlling shareholder, Chairman and Chief Executive Officer of NAI, Chairman and President of NAIRI, Chairman and Chief Executive Officer of VI, and Chairman and Chief Executive Officer of VII.

Item 2(b).   Address of Principal Business Office or, if
	     None, Residence:
             --------------------------------------------------
             VII's address is 1515 Broadway, New York, New York 10036 VI's address is 1515 Broadway, New York, New York 10036 NAIRI's address is 200 Elm Street, Dedham, MA 02026
             NAI's address is 200 Elm Street, Dedham, MA 02026
             Mr. Redstone's address is 200 Elm Street, Dedham, MA 02026.

Item 2(c).     Citizenship:
               ------------

          VII is a Delaware corporation.
          VI is a Delaware corporation.
          NAIRI is a Delaware corporation.
          NAI is a Maryland corporation.
          Mr. Redstone is a citizen of the United States.

Item 2(d).     Title of Class of Securities:
          ------------------------------

          Class A Common Stock, $0.01 Par Value Per Share
     (the "Class A Common Stock").


Item 2(e).     CUSIP Number:
          --------------

          G05354108


Item 3.   If This Statement is Filed Pursuant to Rule 13D-1(b),
          or 13D-2(b) or (c), Check Whether the Person Filing is a:
          -------------------------------------------------
          Not applicable.

                                          Page 8 of 11 Pages

Item 4.   Ownership.
          ---------

          Each of VII, VI, NAIRI, NAI and Mr. Sumner M. Redstone beneficially owns the one hundred eleven thousand three hundred forty four (111,344) shares of Class A Common Stock reported hereunder, representing approximately 1.7% of the outstanding shares of Class A Common Stock (based upon 6,608,553 shares of Class A Common Stock being issued and outstanding at September 30, 2001).

          Due to the relationship among the Reporting
Persons as described in Item 2(a) hereof, each of the Reporting Persons may be deemed to share with each of the other Reporting Persons power (i) to vote or direct the vote and (ii) to dispose or to direct the disposition of the shares of Common Stock covered by this Statement.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent
          on Behalf of Another Person.
          ----------------------------------------
          Not applicable.



Item 7.   Identification and Classification of the Subsidiary
Which
          Acquired the Security Being Reported on By the Parent
          Holding Company or Control Person.
            ------------------------------------------
          Not Applicable



Item 8.   Identification and Classification of Members of the
          Group.
          -------------------------------------------------------
         Not Applicable



Item 9.   Notice of Dissolution of Group.
          --------------------------------
          Not Applicable



Item 10   Certifications.
          ---------------

          By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                          Page 9 of 11 Pages


                         Signatures
                       ---------------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Date:  February 12, 2002           VIACOM INTERNATIONAL INC.



                              By:  /s/ Michael D. Fricklas
                                   -------------------------
                                   Michael D. Fricklas
                                   Executive Vice President
                                   General Counsel and
                                   Secretary

                              VIACOM INC.

                              By:   /s/ Michael D. Fricklas
                                   -------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and
                                   Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                  Sumner M. Redstone
                                 Chairman and President

                              NATIONAL AMUSEMENTS, INC.

                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer


                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                   Sumner M. Redstone,
                                   Individually

Exhibit to Schedule 13G                  Page 10 of 11 Pages


                   JOINT FILING AGREEMENT


     The undersigned hereby agree that the Statement on
Schedule 13G, dated February 13, 2001 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.01 per share, of Asiacontent.com, Ltd. is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule
13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February, 2001.

                              VIACOM INTERNATIONAL INC.



                              By:  /s/ Michael D. Fricklas
                                   -------------------------
                                   Michael D. Fricklas
                                   Executive Vice President
                                   General Counsel and
				   Secretary

                              VIACOM INC.


                              By:   /s/ Michael D. Fricklas
                                   -------------------------
                                   Michael D. Fricklas
                                   Executive Vice President,
                                   General Counsel and
				   Secretary


                              NAIRI, INC.


                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                   Sumner M. Redstone
                                   Chairman and President

		                              PAGE 11 of 11 PAGES



                              NATIONAL AMUSEMENTS, INC.

                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer


                              By:  /s/ Sumner M. Redstone
                                   -------------------------
                                   Sumner M. Redstone,
                                   Individually